15047729

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 02 2015

SEC FILE NUMBER
8-25130

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: T. Rowe Price Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 East Pratt Street
(No. and Street)

Baltimore	MD	21202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara A. O'Connor — 410-345-6842
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state, last, first, middle name*)

1 East Pratt Street	Baltimore	MD	21202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240 17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barbara A. O'Connor, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of T. Rowe Price Investment Services, Inc. as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the Company, nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Teresa Ann Hackshaw
Notary Public
Carroll County, Maryland
My Commission Expires 10/17/2016

Barbara A. O'Connor

Vice President
Title

Teresa Ann Hackshaw
Notary Public, Carroll County, State of Maryland
My Commission Expires October 17, 2016

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

T. ROWE PRICE INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2014
(For Public Disclosure)

(Filed as public information pursuant to Rule 17a-5(d) under the Securities Act of 1934)

T. ROWE PRICE INVESTMENT SERVICES, INC.

STATEMENT OF FINANCIAL CONDITION
December 31, 2014
(in thousands, except share data)

ASSETS		
Cash and cash equivalents	$	37,968
Other receivables		443
Other assets		1,726
Prepaid expenses		4,673
Leasehold improvements, furniture, and equipment, net of accumulated depreciation of $2,634		1,053
Distribution fees receivable from Price Funds		12,548
Total assets	$	58,411

LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Payable to parent company	$	13,741
Accounts payable and accrued liabilities		2,935
Distribution fees payable		12,548
Total liabilities		29,224
Stockholder's equity		
Common stock, $5.00 par value - 20,000 shares authorized; 300 shares issued and outstanding		2
Additional capital in excess of par value		16,606
Retained earnings		12,579
Total stockholder's equity		29,187
Total liabilities and stockholder's equity	$	58,411

The accompanying summary of significant accounting policies and notes to financial statements are an integral part of these financial statements.

T. ROWE PRICE INVESTMENT SERVICES, INC.
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

T. Rowe Price Investment Services, Inc. (Investment Services), a wholly-owned subsidiary of T. Rowe Price Associates, Inc. (Price Associates), provides introducing brokerage services on a fully-disclosed basis through Pershing LLC, an affiliate of the Bank of New York Mellon. We also are the underwriter and distributor of the T. Rowe Price U.S. mutual funds (Price funds) and the distributor of the Alaska and the Maryland college savings plans for which Price Associates acts as investment adviser. Price Associates is the sponsor of the Price funds and is a wholly-owned subsidiary of T. Rowe Price Group Inc. (Price Group), a publicly-traded company.

Basis of preparation

These financial statements have been prepared by our management in accordance with generally accepted U.S. accounting principles, which require the use of estimates. Actual results may vary from our estimates.

Cash and cash equivalents

Cash equivalents consist of short-term, highly liquid investments in T. Rowe Price money market mutual funds. The cost of these money funds is equivalent to their fair value of $1 per share, which is the quoted closing net asset value, or NAV, per share for these funds. These quoted values are considered Level 1 inputs, that is, quoted prices in active markets for identical securities.

Concentration of credit risk

As the introducing broker, we indemnify the clearing broker for losses sustained when customers fail to settle trades or default on margin calls. Our related risk is believed to be minimal in that customer assets held in accounts at Pershing collateralize receivable balances.

Leasehold improvements, furniture, and equipment

Leasehold improvements, furniture, and equipment are stated at cost, net of accumulated depreciation computed using the straight-line method. Provisions for amortization and depreciation are based on estimated weighted average useful lives of 6.8 years for leasehold improvements, 4.9 years for furniture and other equipment and 3.0 years for computer and communications equipment.

Subsequent events

We evaluated all subsequent events through February 27, 2015, the date these financial statements were available to be issued.

NOTE 1 - NET CAPITAL AND RESERVE REQUIREMENTS

We are subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of our aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At December 31, 2014, our statutorily computed net capital of $8,627,000 was in excess of required net capital of $2,032,000. The aggregate indebtedness to net capital ratio was 3.5 to 1 at the end of 2014.

Investment Services and Price Associates have entered into an agreement whereby Price Associates will contribute additional capital to Investment Services, if necessary, to ensure that Investment Services maintains an aggregate indebtedness to net capital ratio of no more than 10 to 1. This agreement is automatically renewed in June each year unless terminated with thirty days notice.

Effective May 23, 2014, we have claimed an exemption per the provisions in paragraph (k)(2) (ii) of SEC Rule 15c3-3. As stated in the Exemption Report filed on February 27, 2015, we have met exemption provisions throughout the year except as disclosed in the report. The firm has segregated $200,000 in a special reserve bank account for the benefit of customers and is included in other assets.

Investment Services previously treated distribution fees receivable as an allowable asset. During 2014, based on discussions with our regulator, Financial Industry Regulatory Authority (FINRA), it was determined that in order for the Distribution fees receivable to continue to be treated as allowable, Investment Services would have to amend certain language in agreements with third-party intermediaries that distribute the Price funds. Management decided not to amend the agreements and began treating the Distribution fees receivable as a non-allowable asset effective with its May 2014 FOCUS Report. As a result, Price Associates made a capital contribution of $12,000,000 to Investment Service on May 30, 2014, to ensure that Investment Services would continue to meet its net capital requirements.

NOTE 2 - RELATED PARTY TRANSACTIONS

Investment Services is a member of the T. Rowe Price group of affiliated companies and has extensive transactions as part of its ordinary course of business with members of the group. We earn revenue from Price Associates to distribute the Price funds and the Alaska and Maryland college savings plans. We also earn administrative revenue from our parent company and affiliates for other administrative services we perform on their behalf for the Price funds. Related party expenses that we recognize include fees charged to us by our affiliates, primarily our parent company, for the use of facilities, technology services, and other administrative services. These costs are allocated among all members of the affiliated group on a consistent basis. Price Associates serves as the paying agent for all U.S. subsidiaries, including Investment Services, of Price Group. We periodically settle our intercompany account due to or from Price Associates by cash transfer.

We also earn distribution and servicing fees from 12b-1 Plans of the Advisor Class, R Class, and VIP class shares of certain Price Funds. These fees are offset entirely by the distribution and servicing costs paid to third-party financial intermediaries that distribute these share classes. We enter into a tri-party agreement with each intermediary and Price Fund and as such, recognize the fees earned from the 12b-1 Plans as distribution fees and other administrative revenue in our income statement. The fees paid to third-party financial intermediaries are recognized as distribution and servicing costs in our income statement. At December 31, 2014, the receivable from the Price funds for the fees earned was $12,548,000.

NOTE 3 - STOCK-BASED COMPENSATION

As part of the employee compensation program for its subsidiaries, Price Group awards stock-based incentives in the form of restricted shares and stock options. In general, vesting of these awards is based on the individual continuing to render service to an affiliated company and generally occurs over an average 5.5-year graded schedule for restricted shares. The stock options granted are qualified and nonqualified incentives and have a maximum term of ten years.

We recognize the grant-date fair value of these stock-based awards as compensation expense and additional stockholder's equity in the form of contributed capital over the requisite service period. The fair value of the restricted shares on grant-date is based on the closing market price of T. Rowe Price Group common stock. The weighted-average fair value per-share of the 15,450 restricted shares granted to our employees in 2014 was $80.15. Price Group uses the Black-Scholes option-pricing model to estimate the fair value of each option granted to our employees. The estimated fair value of the 33,500 options granted to our employees in 2014 and the related assumptions used in the option-pricing model are as follows:

Weighted average market price of common stock at the date of grant and exercise price of options granted	$80.15
Weighted average grant-date fair value per option awarded	$21.14
Weighted average assumptions used:	
Expected life in years	7.0
Expected volatility	30%
Dividend yield	2.2%
Risk-free interest rate	2.2%

The expected life assumptions used by Price Group are based on the vesting period for each option grant and historical experience with respect to the average holding period from vesting to option exercise. The assumptions for expected volatility are based on historical experience for the same periods as expected lives. Dividend yields are based on recent historical experience and future expectations. Risk-free interest rates are set using grant-date U.S. Treasury yield curves for the same periods as expected lives.

Our future stock-based compensation expense before income taxes to be recognized over the remaining requisite service periods of the restricted shares and options outstanding at December 31, 2014, is $3,964,000. This amount includes future expense related to restricted shares and stock options held by employees who transferred to Investment Services from a Price Group affiliate during 2014. Actual expense will vary as additional stock-based awards are made, employees terminate prior to vesting, and employees transfer to or from Investment Services from or to another Price Group affiliate.

NOTE 4 - INCOME TAXES

Our results of operations are included in T. Rowe Price Group's consolidated U.S. federal tax return and several state combined tax returns. We, as well as each of the other subsidiaries that are included in these returns, separately determine our relative contribution of either tax expense or benefit to the consolidated or combined income tax expenses and, accordingly, recognize our current and deferred tax expense or benefit. The provision for income taxes differs from the amount computed by applying the federal statutory income tax rates to income before income taxes primarily due to state income taxes for the current year, net of federal income tax benefits and the effects permanent differences. Our U.S. federal income tax liability as well as our liability for state combined returns is included in our payable to parent company.

Deferred income taxes arise from temporary differences between taxable income for financial statement and income tax return purposes. The net deferred tax asset of $1,354,000 at December 31, 2014, is included in other assets and arises primarily from temporary differences associated with the recognition of rent expense liabilities related to the closure of certain investor centers. A valuation allowance has not been recorded against Investment Services gross deferred tax assets as management believes it is more likely than not that the deferred tax assets will be fully realized.

There are no uncertain tax positions as of December 31, 2014.

NOTE 5 - OTHER DISCLOSURES

We occupy certain office facilities under noncancelable operating leases. Future minimum rental payments under these leases aggregate $1,070,000 in 2015, $844,000 in 2016, $722,000 in 2017, $717,000 in 2018, $478,000 in 2019, and $1,033,000 in later years.

T. ROWE PRICE INVESTMENT SERVICES, INC.

WWW.TROWEPRICE.COM

P.O. Box 89000
Baltimore, Maryland
21289

100 East Pratt Street
Baltimore, Maryland
21202-1009

Toll Free 800-638-7890
Fax 410-345-6575

SEC MAIL PROCESSING
RECEIVED
MAR 02 2015
WASH., D.C. 194 SECTION

February 27, 2015

VIA FEDERAL EXPRESS

Attn: Registrations and Examinations
Office of Filings and Information Systems
Securities and Exchange Commission
100 F Street
Washington, DC 20549

RE: T. Rowe Price Investment Services, Inc. ("Investment Services")
FINRA Firm No. 08348

Gentlemen,

In accordance with the provisions of the Securities and Exchange Commission Rule 17a-5 under the Securities Exchange Act of 1934 ("the Act"), enclosed for filing are two manually signed copies of Investment Services' Consolidated Statements of Financial Condition and Additional Information for the year ended December 31, 2014.

Please feel free to contact me at 410-345-5729 if you have any questions.

Sincerely,

Mike Noppinger
Specialist – Broker/Dealer Registration

T.RowePrice
INVEST WITH CONFIDENCE

KPMG

KPMG LLP
1 East Pratt Street, 6th Floor
Baltimore, MD 21202

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH., DC
194

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Pursuant to SEC Rule 17a-5(e)(4)

The Board of Directors
T. Rowe Price Investment Services, Inc.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by T. Rowe Price Investment Services, Inc. (the Company) and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting general ledger detail schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related general ledger detail schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP
KPMG LLP

February 27, 2015

KPMG LLP is a Delaware limited liability partnership, the U.S. member firm of KPMG International Cooperative ("KPMG International"), a Swiss entity.

KPMG

KPMG LLP
1 East Pratt Street, 6th Floor
Baltimore, MD 21202

Report of Independent Registered Public Accounting Firm

The Board of Directors
T. Rowe Price Investment Services, Inc.:

We have audited the accompanying statement of financial condition of T. Rowe Price Investment Services, Inc. (the Company) as of December 31, 2014. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of T. Rowe Price Investment Services, Inc.as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP
KPMG LLP

February 27, 2015

KPMG LLP is a Delaware limited liability partnership,
the U.S. member firm of KPMG International Cooperative
("KPMG International"), a Swiss entity.

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*********2041*********************MIXED AADC 220
025130 FINRA DEC
T ROWE PRICE INVESTMENT SERVICES INC
ATTN: B O'CONNOR
MAIL CODE BA-1350
100 EAST PRATT ST
BALTIMORE MD 21289-5076

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Barbara O'Connor #410-345-6842

2. A. General Assessment (item 2e from page 2) $ 25,926

B. Less payment made with SIPC-6 filed (exclude interest) (13,555)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 12,371

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 12,371

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC Wired
Total (must be same as F above) $ 12,371

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

T. Rowe Price Investment Services, Inc.
(Name of Corporation, Partnership or other organization)

Barbara O'Connor
(Authorized Signature)

Dated the 18th day of February, 2015.

Vice President
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2014
and ending 12/31/2014

Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 252,157,958
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	235,738,167
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	3,977,271
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	2,418
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): (Deductions in excess of $100,000 require documentation)	2,002,637
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 67,064	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 54,513	
Enter the greater of line (i) or (ii)	67,064
Total deductions	241,787,557
2d. SIPC Net Operating Revenues	$ 10,370,401
2e. General Assessment @ .0025	$ 25,926

(to page 1, line 2.A.)